November 30, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Ms. Kathryn Jacobsen

Re:	Tellabs, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 0-9692

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s comment letter dated October 19, 2005, (the “Comment Letter”) with respect to Tellabs’ Form 10-K for the fiscal year ended December 31, 2004, as filed on March 15, 2005.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.

Tellabs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Exhibit 13:  Tellabs’ 2004 Annual Report

Critical Accounting Policies

Goodwill, page 23

Comment:

1.               We note your statement that you manage your business in one operating segment.  However, your disclosure on page 54 indicates that you may have more than one operating segment based on business components managed by certain of your Executive Vice Presidents.  Specifically, we refer to your Access Products, Broadband Networking Products and Core Products which are managed by Executive Vice Presidents who, according to your web site, have profit and loss responsibilities.  Please tell us in detail how you:

a.               Concluded that you have only one reportable segment.  Refer to paragraphs 10 and 17 of SFAS 131 in your response.

b.              Determined your reporting units.  Refer to paragraph 30 of SFAS 142 and EITF D-101 in your response.

Response:

What Tellabs Does

Tellabs designs, develops and markets products and services used by telecommunications companies in their networks to deliver telecommunications services efficiently and effectively. We do not attempt to compete in all areas of our customers’ networks, which are vast and complex. Rather, Tellabs focuses on products that serve only a portion of their networks.  Tellabs has historically treated its business as a single segment.  Acquisitions have been, and continue to be treated as add-on products used to fill strategic business needs of our customers and are integrated into our company as such.

Structure of Tellabs Internal Organization

Tellabs’ internal organization is currently structured around eight executive vice president (EVP) positions that report directly to the president and CEO (chief operating decision maker and the executive with profit and loss responsibility). While this structure differs from the organizational structure that existed during 2004 and from the structure previously shown on our website that you referenced in your comment, the underpinnings of our business have not changed. Over the last three years, Tellabs has modified its internal organization structure several times, including the changes in the alignment of responsibilities described in our annual report. Given the size and scope of our company and the demands placed on our senior management team, we frequently adjust our internal organization to most efficiently manage our business. The changes are not driven by the presence of distinct businesses, but instead by an intent to ensure that the business is consistently managed on a consolidated basis. Our ability to realign titles, positions and responsibilities in an effort to more effectively run our business is possible because we operate in one segment..

The following summarizes the responsibilities of the current eight EVP positions:

1.               EVP Global Sales and Service – This position is responsible for our company’s global sales activities including generating sales for each of Tellabs products and services. All sales personnel wherever located are managed by and report through this position. In addition to being responsible for our company’s global sales force, this position is responsible for selling and delivering services to our customers that support and enhance each of our company’s products, all customer proposals and contract negotiations. All services personnel wherever located are managed by and report through this position.

2.               EVP Global Operations – This position is responsible for our company’s global supply chain.  It is responsible for the procurement, manufacturing and distribution of all products marketed by Tellabs including the management of our manufacturing outsourcers and ensuring an adequate and timely supply of products for orders.  All supply chain personnel wherever located are managed by and report through this position.

3.               EVP Transport Products - This position is responsible for research and development and product line management for our transport products.  This position manages the day-to-day activities of these products within company-wide parameters established by our CEO and executive team that include revenue, margin and research and development expense targets.

4.               EVP Broadband Products – This position is responsible for research and development and product line management for our fiber access and data products (recently combined as the broadband products group).  This position manages the day-to-day activities of these products within company-wide parameters established by our CEO and executive team that include revenue, margin and research and development expense targets.

5.               EVP, Corporate Strategy and Chief Technology Officer – This position is responsible on a global basis for technology strategy and business development.  This position is also responsible world-wide for long-range marketing and marketing communications.  Most technology and strategy personnel wherever located are managed by and report through this position.

6.               EVP, General Counsel and Chief Administrative Officer – This position is responsible on a global basis for the legal organization, corporate compliance, corporate communications and corporate secretarial functions.  This position is also responsible for all aspects of human resources including facilities. All legal, human resources, facilities and corporate communication personnel wherever located are managed by and report through this position.

7.               EVP and Chief Financial Officer – This position is responsible for leading all aspects of global finance services, including accounting, treasury, audit, financial planning and analysis, risk management, investor relations and overall expense control. All finance personnel wherever located are managed by and report through this position.

8.               EVP and Chief Information Officer – This position is responsible on a global basis for developing and maintaining our business information systems. All information technology personnel wherever located are managed by and report through this position.

Each of the above EVPs receives incentive compensation based on Tellabs’ consolidated financial and operating results.  In fact, each EVP received the exact same cash bonus amount for 2004 based on Tellabs’ consolidated financial and operating results.

Analysis and Conclusion Regarding Reportable Segments (Response to Comment 1.a.)

Accounting References:

Paragraph 10 of SFAS 131 states that an operating segment is a component of an enterprise:

a)              That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b)             Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and

c)              For which discrete financial information is available.

Paragraph 17 of SFAS 131 provides that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)              The nature of the products and services

b)             The nature of the production processes

c)              The type or class of customer for their products and services

d)             The methods used to distribute their products or provide their services

e)              If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities

Analysis and Conclusions:

As noted above, while our current organizational structure differs from past structures, the facts relevant to the segment reporting have not.  To analyze our business with respect to possible reportable segments we first applied the three-prong test stated above to determine if we had one or more operating segments. We reviewed our business structure from both a product and geographic perspective and concluded the following:

•                  Tellabs does not have components below the consolidated level that are engaged in business activities as defined in SFAS 131, paragraph 10.

•                  Our CODM reviews consolidated results to make resource allocations and assess performance.

Our CODM receives, analyzes and shares the following financial reports:

1.               To make operating decisions, our CODM designed a report that he receives at a three hour bi-weekly meeting to review with his executive team (the eight EVP positions listed above).  In addition to these scheduled meetings, these reports are prepared on an ad hoc basis to aid him in select decision making between the bi-weekly meetings.  The report contains consolidated financial data including: revenue, gross profit, operating expenses, operating income. It also contains a number of consolidated-level operating metrics such as bookings, backlog, inventory and headcount.  The report also includes products grouped by profit margin levels and how they might impact overall margins during the quarter.

2.               On a quarterly basis, our CODM updates our Board of Directors on the results of operations and financial health of our company using a presentation prepared by our CFOs team, which presentation provides consolidated-level actual results and forecasts.  The Board of Directors also receive a mid-quarter report four times a year from the CODM.  This report contains a forecast of consolidated revenue, gross profit, operating expense, operating income and earnings per share for the quarter and an update from each EVP on any important activities or events for their areas of responsibility .

3.               On a quarterly basis, our CODM also receives an earnings call preparation package that provides historical trend analysis and helps him answer questions.

4.               Subsequent to the quarterly earnings call and Board of Directors meeting, our CFO conducts a quarterly, one to two-hour operating review meeting that our CODM and EVPs attend.  The attendees receive consolidated operating review information, product and functional information including product line profitability. Our CODM uses this information to forecast current quarter consolidated results.

There are no cash flow statements available for products or groups of products, and balance sheet information is reported at the consolidated and legal entity levels.  Inventory is tracked and reported by product.  Fixed assets are reported primarily by function or by responsible executive vice president, but not along product or market lines.  The remainder of Tellabs’ assets and liabilities are tracked, reported and discussed on a legal entity basis.

•                  Our CODM assesses performance on a consolidated basis and makes resource allocation decisions on that basis.  Accordingly, we concluded that Tellabs operates in a single segment. Since Tellabs has only one reporting segment, paragraph 17, which covers the aggregation criteria for companies with more than one segment, does not apply to Tellabs.

Analysis and Conclusion Regarding Reporting Units (Response to Comment 1.b.)

Accounting References:

Under SFAS No. 142, paragraph 30, a reporting unit is an operating segment or one level below an operating segment (referred to as a component).  A component of an operating segment is a reporting unit if the component:

•                  constitutes a business (defined by EITF 98-3) for which

•                  discrete financial information is available, and

•                  segment management regularly reviews the operating results of that component.

In addition, according to EITF D-101, the FASB staff states that how an entity manages its operations and integrates acquisitions are key to determining the reporting units of an entity.

A business as defined by EITF 98-3 (6) is “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Analysis and Conclusions:

As discussed above, our internal structure is a global, functional structure which includes global sales and services, operations, finance, legal, human resources, facilities, communications, information technology, technology and marketing and business development. Therefore, we have determined that none of our products constitutes a business because they do not contain all of the inputs and processes necessary to continue normal operations as stand-alone businesses.  We also have considered the fact that our EVP’s who have product line responsibility receive incentive compensation that is based on Tellabs consolidated results and not on the basis of segment or business component performance.

Based on all of the above, we have previously concluded and currently conclude that Tellabs has one reporting unit and accordingly, one segment.

12. Income Taxes, Page 47

Comment:

2.               We note from your disclosure that the valuation allowances were reduced “as a result of deferred tax liabilities of $177.2 million and $9.9 million recorded in accounting for the purchase of AFC and Vinci.”  It does not appear from your disclosures that the subject valuation allowances were initially recognized in connection with the deferred tax assets of either acquired entity.  Accordingly, tell us, and disclose in greater detail, your basis in the accounting literature for recording the reversal of the tax valuation allowance in the goodwill account.

Response:

Background

During the fiscal years ended December 28, 2001, and December 27, 2002, Tellabs incurred significant losses from its U.S. operations and had recorded deferred tax assets related to those losses. At December 27, 2002, we determined it was appropriate to record a valuation allowance against all of our net U.S. deferred tax assets.  We continued to maintain a full valuation allowance against our net U.S. deferred tax assets for the fiscal year ended January 2, 2004, and the first three quarters of 2004.

On November 30, 2004, Tellabs completed its acquisition of Advanced Fibre Communications, Inc. (AFC), and on December 30, 2004, Tellabs completed its acquisition of Vinci Systems, Inc. (Vinci).  In the accounting for these acquisitions, we recorded net U.S. deferred tax liabilities of $177.2 million and $9.9 million for AFC and Vinci, respectively.  The nature of those deferred tax liabilities was such that, when they reversed, they would generate taxable income against which Tellabs deferred tax assets could be used. At the time of the acquisition we evaluated AFC’s and Vinci’s separate deferred tax assets and concluded that no valuation allowances were needed for them. Further, we concluded that due to the deferred tax liabilities we recorded for the acquisitions, we should reverse a significant portion of the valuation allowance on Tellabs separate deferred tax assets. We recorded the reversal of the valuation allowance against the goodwill otherwise arising from the acquisitions.

Basis for Accounting Treatment

Our basis for recording the reversal of the tax valuation allowance in the goodwill account is in FAS 109, paragraph 266, which states:

If in an acquisition the combined enterprise expects to file a consolidated tax return, a deferred tax asset (net of a valuation allowance, if necessary) is recognized for deductible temporary differences or carryforwards of either combining enterprise based on an assessment of the combined enterprise’s past and expected future results of operations as of the acquisition date.  This either reduces goodwill or noncurrent assets (except long-term investments in marketable securities) of the acquired enterprise or creates or increases negative goodwill.

For purposes of paragraph 266, Tellabs, AFC and Vinci represent the combined enterprise, and each of those entities will be included in a consolidated U.S. income tax return for periods beginning on and after the respective acquisition dates.  Therefore, pursuant to FAS 109, paragraph 266, we assessed our U.S. deferred tax assets on a combined basis by evaluating the combined enterprise’s past and future results of operations. As a result of that assessment, we concluded that our pre-acquisition valuation allowance should be reduced by the amount of AFC’s and Vinci’s deferred tax liabilities. Further, pursuant to the last sentence of paragraph 266, we recorded the reduction of the valuation allowance as a reduction in goodwill.

Tellabs, Inc. acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at 630-798-3222 or our Controller, Jim Dite at 630-798-3612.

Very Truly Yours,

/s/ James M. Sheehan
James. M. Sheehan
Executive Vice President,
General Counsel and Chief
Administrative Officer
Tellabs, Inc.